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SEC FILE NUMBER
8 - 41855

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** (MM/DD/YY) AND ENDING **12/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **PeachCap Securities, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 Pharr Road, Suite 700
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Burnette	(404) 220-8958	eric@peachcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, STE 2-1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DMS

OATH OR AFFIRMATION

I, **Eric Burnette**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **PeachCap Securities, Inc.**, as of **December 31**, **2021**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIEL D. BERKLAND JR.
Notary Public, Georgia
Gwinnett County
My Commission Expires
November 02, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements of

PeachCap Securities, Inc.

With

Independent Auditor's Report

For the Year Ended December 31, 2021

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PeachCap Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of PeachCap Securities, Inc. (the "Company") as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2001.

February 28, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PeachCap Securities, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Assets		
Cash	$	547,945
Securities owned		256,818
Due from Clearing Broker-Dealer		363,553
Due from Stockholder		8,045
Deposit with Clearing Broker-Dealer		101,171
Accounts Receivable		4,214
Right-of-use Asset		269,062
Prepaid expenses and Other		87,433
TOTAL ASSETS	**$**	**1,638,241**

LIABILITIES and STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable	$	22,893
Commissions Payable		76,882
Accrued Compensation		36,144
Lease Liability		272,805
Due to Related Party		114,565
Due to Clearing Broker-Dealer		259,518
Total Liabilities		782,807
Stockholder's Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		83,167
Retained Earnings		771,267
Total Stockholder's Equity		855,434
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$**	**1,638,241**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Commissions	$ 3,599,269
Mutual Fund Fees	177,543
Interest	32,318
Principal Transactions	(3,349)
Other Income	76,937
Total Revenues	3,882,718
Expenses	
Employee Compensation and Benefits	2,796,194
Clearing Fees	186,506
Advertising and Promotion	8,410
Occupancy	89,045
Technology and Communication	183,275
Other Expenses	233,646
Total Expense	3,497,076
Net Income before taxes	**385,642**
Income tax expense	97,770
Net Income	$ 287,872

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash Flows from Operating Activities		
Net Income	$	287,872
Adjustments to reconcile net income to net cash provided by operations:		
Change in Accounts Receivable		4,899
Change in Right-of-use Asset		109,230
Change in Prepaid expenses and Other Assets		(18,937)
Change in Due from Clearing Broker-Dealer		100,583
Change in due from Related Party		108,310
Change in due from Stockholder		(8,045)
Change in Securities Owned		(222,349)
Change in Deferred Tax Asset		25,000
Change in Accounts Payable		(71,273)
Change in Commissions Payable		(115,846)
Change in Accrued Compensation		36,144
Change in Due to Clearing-Broker		225,698
Change in Due to Related Party		113,096
Change in Due to Stockholder		(85,452)
Change in Lease Liability		(118,021)
Change in Reserve for Litigation		(100,000)
Net cash provided by Operating Activities		270,909
Net cash increase for year		270,909
Cash at beginning of year		277,036
Cash at End of Year	**$**	**547,945**

PeachCap Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2021

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2020	1,000	$ 1,000	$ 83,167	$ 483,395	$ **567,562**
Net Income				287,872	**287,872**
Balance at December 31, 2021	**1,000**	**$ 1,000**	**$ 83,167**	**$ 771,267**	**$ 855,434**

The accompanying notes are an integral part of these financial statements

PeachCap Securities, Inc.

Notes to the Financial Statements

December 31, 2021

1. Organization, Business, and Summary of Significant Accounting Policies:

Organization and Description of Business:

PeachCap Securities Inc. (formerly known as Peachtree Capital Corporation, the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is the brokerage of listed marketable securities, mutual funds, and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash: The Company maintains its cash balances at high credit quality banks. At times, balances may exceed federally insured limits.

Income taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is included in the consolidated tax return of its sole stockholder, PeachCap Inc. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from PeachCap Inc. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Estimates: Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues, and expenses. Actual amounts may differ from these estimates.

Advertising: Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2021, was approximately $8,410.

Revenue Recognition: Revenue from contracts with customers includes commission income and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constrains on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Revenue Recognition (continued)
Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell thier shares to investors. Marketing or distribution fees are paid over time (12b-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized in accordance with these agreements.

Securities Owned: Securities owned consisted of municipal bonds at December 31, 2021. The securities owned are valued at fair value. The resulting difference between cost and fair value is included in income. Proprietary transactions and related revenues and expenses are recorded at on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in principal transactions in the statement of operations.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer creditworthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for credit losses is considered necessary.

Date of Management's review: Subsequent events were evaluated through the date the financial statements were issued.

2. Clearing Agreement:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company.

At December 31, 2021, the Company had a deposit with its clearing broker-dealer in the amount of $101,171. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer. Amounts receivable from its clearing broker at December 31, 2021, consist of commissions receivable and funds held in various accounts. The receivable is considered fully collectible at December 31, 2021, and no allowance is required.

Amounts payable to its clearing organization at December 31, 2021, consist of margin debt collateralized by securities owned.

3. Leases:

The Company shares its office facilities with a Registered Investment Advisor owned by the Company's sole stockholder. The lease for the shared facilities is held jointly with the related party and expires in 2024.

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company recognizes a lease liability and a right of use (ROU) asset on its balance sheet by recognizing the lease liability based on the present value of its future lease payments. The Company uses an incremental borrowing rate of 6% based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (present value of the remaining lease payments). The Company recognizes lease costs on a straight-line basis over the lease term.

3. Leases (continued):

Maturity of the lease liability under the noncancelable operating lease in total and as allocated to the Company is as follows:

	Total	Allocation
2022	$ 193,430	$ 96,715
2023	219,139	109,570
2024	183,494	91,747
Total minimum lease payments	596,063	298,032
Less: Amount representing interest	50,453	25,227
Total lease liability	$ 545,610	$ 272,805

The Company's office space lease requires it to make variable payments for the Company's proportionate share of operating expenses (i.e., building's property taxes, insurance, and common area maintenance). These variable lease payments are not included in lease payments used to determine lease liability and are thus recognized as variable costs when incurred.

The Company incurred approximately $89,045 of lease costs including variable costs associated with this lease for the year ended December 31, 2021.

The lease liability exceeds the ROU asset due to an unamortized lease incentive.

4. Related Party Transactions:

The Company has a separate expense sharing agreement with the related Registered Investment Advisor. Under the terms of this agreement, the Company pays the related party for personnel services and other general and administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2021, was approximately $1,360,600. Approximately $102,065 of the due to related party at December 31, 2021, arose from this agreement.

Separately, the Company at times pays for operating expenses on behalf of the related Registered Investment Advisor, and the related Registered Investment Advisor at times pays for operating expenses on behalf of the Company for which each entity is subsequently reimbursed. Approximately $12,500 of the due to related party at December 31, 2021, arose from such payments made by the related Registered Investment Advisor that has not yet been reimbursed by the Company.

Financial position and results of operations may have differed from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

5. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $730,559 which was $630,559 in excess of its required net capital of $100,000, and its ratio of aggregate indebtedness to net capital was .70 to 1.00.

PeachCap Securities, Inc.

Notes to the Financial Statements

December 31, 2021

6. Off-Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off-balance sheet risk in the event the customer or another broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

7. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

	Fair Value Measurements December 31, 2021	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
Municipal bonds	$ 256,818	-	$ 256,818	-

8. Income Taxes:

Income tax expense consists of the following:

Current tax expense	$ 97,770
Deferred tax benefit	-
Total	$ 97,770

9. *Contingencies:*

   The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

10. Economic Risks:

    In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

PeachCap Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15C3-1 of the Securities and Exchange Commission Act of 1934
As of December 31, 2021

Net Capital:		
Total stockholder's equity qualified for net capital		$ 855,434
Non-allowable assets:		
Accounts receivable		(4,214)
Prepaid expenses and other assets		(87,433)
Due from stockholder		(8,045)
Net capital before haircuts		755,742
Less haircuts		(25,183)
Net capital		730,559
Computation of Basic Net Capital Requirements		
6-2/3% of aggregated indebtedness	34,250	
Minimum net capital required	$ 100,000	
(greater of the above amounts)		100,000
Excess net capital		$ 630,559
Aggregate Indebtedness		$ 513,745
Percentage of aggregate indebtedness to net capital		70%

Reconciliation with Company's Computation of Net Capital (included in FOCUS Report Part IIA as of December 31, 2021)

There was no significant difference in the net capital in Part IIA of Form X-17A-5, as amended, and net capital above.

PEACHCAP SECURITIES, INC.

SCHEDULE II

COMPUTATION OF FOR DETERMINATION OF

RESERVE REQUIREMENTS UNDER RULE 15C3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL

REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND

EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
PeachCap Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) PeachCap Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which PeachCap Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"); and, (2) PeachCap Securities, Inc. stated that PeachCap Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year with one exception as noted in the exemption report. PeachCap Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about PeachCap Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

PEACHCAP

PEACHCAP SECURITIES, INC.'S EXEMPTION REPORT

PeachCap Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

PeachCap Securities, Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2021, with the following exception:

- Check received on February 12th, 2021, made payable to HTS (the firm's clearing broker) not deposited until seven business days after taking receipt.

Eric Burnette, President
February 10, 2022